SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Erie Indemnity Company

(Name of Issuer)

Class B Common Stock

(Title of Class of Securities)

29530P-201

(CUSIP Number)

Bartley J. Rainey

Sentinel Trust Company, LBA

2001 Kirby Drive, Suite 1200

Houston, Texas 77019

(713) 529-3729

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 to statement on Schedule 13D, originally filed on January 23, 2006 (the “Original Statement”) is filed by Sentinel Trust Company, LBA, a Texas limited banking association (the “Reporting Person”), relating to the Class B Common Stock, without par value (“Class B Common Stock”) of Erie Indemnity Company, a Pennsylvania corporation (the “Issuer”), to supplement certain information set forth in the Original Statement. Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to that term in the Original Statement.

Item 4. Purpose of Transaction

Item 4 of the Original Statement is hereby supplemented by adding the following:

On January 23, 2006, D. Fort Flowers, Jr., President and Chief Executive Officer of the Reporting Person, sent a memorandum to F. William Hirt and Susan Hirt Hagen, co-trustees of the Trusts, with a copy to the Chair of the Nominating Committee of the Issuer’s Board of Directors, suggesting two candidates, Lucian L. Morrison of Houston, Texas and Thomas W. Palmer of Toledo, Ohio, for consideration as directors of the Issuer. A copy of that memorandum is included as Exhibit 7.02.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Original Statement is hereby amended to add the following exhibit.

Exhibit	Description
7.02	Memorandum dated January 23, 2006 from D. Fort Flowers, Jr. to F. William Hirt and Susan Hirt Hagen

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 26, 2006

SENTINEL TRUST COMPANY

/s/ Bartley J. Rainey
Name:	Bartley J. Rainey
Title:	Senior Vice President and
Chief Financial Officer

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